Mail Stop 3561

April 25, 2008

Eugene V. N. Bissell
President and Chief Executive Officer
AmeriGas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

> **Re: AmeriGas Partners, L.P.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 8, 2008**
> **File No. 1-11071**

Dear Mr. Bissell:

We have completed our review of your Form 10-K for the fiscal year ended
September 30, 2007 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Linda Griggs
       Morgan Lewis & Bockius